EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2007	2006	2007	2006
Consolidated income before provision for income taxes	($139)	$198	$177	$500

Fixed charges:
Interest[1]	1,082	664	2,695	1,924
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	6	5
Total fixed charges	1,084	666	2,701	1,929

Earnings available for fixed charges	$945	$864	$2,878	$2,429

Ratio of earnings to fixed charges	(A)	1.30	1.07	1.26

1 Components of interest expense are discussed in the “Interest Expense” section of “Item 2., Management’s Discussion and Analysis”.

(A) Due to our loss in the third quarter of fiscal 2008, the ratio coverage was less than one to one.  We must generate additional earnings of $139 million to achieve a coverage of one to one.